UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.)*


CEPHALON INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

156708109

(CUSIP Number)


July 17, 2000
(Date of Event Which Requires Filing of this
Statement)

Check the following box to designate the rule pursuant to which this
Schedule is filed:

   Rule 13d-1(b)
X  Rule 13d-1(c)- Passive Investors
   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156708109


1.  NAME OF REPORTING PERSONS
AIG SOUNDSHORE HOLDINGS LTD

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
98-0191909 (There has been a name change from SoundShore
Holdings Ltd., to AIG SoundShore Holdings Ltd.)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
N/A

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION
CORPORATION ORGANIZED AND EXISTING UNDER THE COMPANIES ACT
OF 1981 OF BERMUDA

Number of Shares Beneficially Owned By Each Reporting Person
With:

5.    SOLE VOTING POWER
925,380 7.25% convertible into 2,581,810 common stock

6.   SHARED VOTING POWER
N/A

7.    SOLE DISPOSITION POWER
925,380 7.25% convertible into 2,581,810 common stock


8.   SHARED DISPOSITION POWER
N/A

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
N/A

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.609%

12.  TYPE OF REPORTING PERSON*
CO

Item 1:	Security and Issuer

1(a) 	Name of Issuer
Cephalon Inc.

1(b)	Address of Issuer's Principal Executive Offices
145 Brandywine Parkway
West Chester, PA 19380
Unites States


Item 2:	Identity and Background

2(a)	Name of person Filing
	AIG SoundShore Holdings Ltd.
2(b)	Address of Principal Business Office or, if none, Residence
	29 Richmond Road, Pembroke HM08 Bermuda
2(c)	Citizenship/ Corporation organized
	A corporation organized and existing under the Companies Act
	of 1981 of Bermuda.
2(d)	Title of Class of Security
	Cephalon Inc.
2(e)	Cusip Number
	156708109

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

AIG SoundShore Holdings Ltd, is filing Form 13G as a "Passive
Investor". AIG SoundShore Holdings Ltd. does not seek to acquire or influence "control" of the issuer and owns less than 10% of the class of securities.

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)	Amount Beneficially Owned
925,380 7.25% convertible into 2,581,810 common stock

4(b)	Percent of Class
7.609%

4(c) 	Number of shares as to which the person has
NONE

(i)	Sole Power to vote or to direct the vote
925,380 7.25% convertible into 2,581,810 common stock

ii)	Shared power to vote or to direct the vote
NONE

(iii)	Sole power to dispose or to direct the disposition of
925,380 7.25% convertible into 2,581,810 common stock


 (iv) Shared power to dispose or to direct the disposition of NONE


Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable


Item 7:	Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the
		Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of the
		Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity had Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:	July 27, 2000	Signature 		/s/ Anthony Giordano

						                          	Anthony Giordano
                          							Director

                          							Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.